UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Monster Beverage Corporation
(formerly known as New Laser Corporation)

(Name of the Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

61174X109

(CUSIP Number)

Bernhard Goepelt
Senior Vice President, General Counsel and Chief Legal Counsel
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia 30313
(404) 676-2121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Martha E. McGarry, Esq.
Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

June 12, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

CUSIP No. 49271M100
1.	NAME OF REPORTING PERSONS The Coca-Cola Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,040,534
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,040,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,040,534
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON CO

* Based on the total number of issued and outstanding shares of Common Stock (as defined herein) as of June 12, 2015 as provided by the Issuer to the Reporting Persons on June 12, 2015 (204,251,380 shares after giving effect to the issuance of Shares to the Reporting Persons).

CUSIP No. 49271M100
1.	NAME OF REPORTING PERSONS European Refreshments
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,040,534
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,040,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,040,534
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON CO

* Based on the total number of issued and outstanding shares of Common Stock as of June 12, 2015 as provided by the Issuer to the Reporting Persons on June 12, 2015 (204,251,380 shares after giving effect to the issuance of Shares to the Reporting Persons).

Item 1.	Securities and the Issuer

This Schedule 13D (the "Statement") relates to the common stock, par value $0.005 per share (the "Common Stock"), of Monster Beverage Corporation (formerly known as New Laser Corporation), a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 1 Monster Way, Corona, California 92879.

Item 2.	Identity and Background

This Statement is being filed jointly pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the beneficial ownership that The Coca-Cola Company, a Delaware corporation ("TCCC"), and European Refreshments, an Irish corporation and indirect wholly owned subsidiary of TCCC ("ER", and together with TCCC, the "Reporting Persons"), acquired at the closing of the issuance of the Shares (defined below) pursuant to the Transaction Agreement referred to below. The Reporting Persons have entered into a joint filing agreement relating to the joint filing of this Statement in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act, a copy of which is attached as Exhibit 2 hereto. ER's registered office is located at Southgate, Dublin Road, Drogheda, County Meath, Ireland, Telephone: +353 41 984 9523. TCCC's principal executive office is located at One Coca-Cola Plaza, Atlanta, Georgia 30313, Telephone: (404) 676-2121.

TCCC is the world's largest beverage company. TCCC owns or licenses and markets more than 500 nonalcoholic beverage brands, primarily sparkling beverages but also a variety of still beverages such as waters, enhanced waters, juices and juice drinks, ready-to-drink teas and coffees, and energy and sports drinks. TCCC owns and markets four of the world's top five nonalcoholic sparkling beverage brands: Coca-Cola, Diet Coke, Fanta and Sprite. Finished beverage products bearing TCCC's trademarks, sold in the United States since 1886, are now sold in more than 200 countries.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Schedule A attached hereto, including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

None of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of any Reporting Person has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

Item 3.	Source and amount of Funds and Other Consideration

On June 12, 2015, the Issuer issued to the Reporting Persons 34,040,534 shares of Common Stock of the Issuer, and transferred to TCCC the Issuer's non-energy drink business and certain distribution rights with respect to Monster products, pursuant to the Transaction Agreement and Asset Transfer Agreement (each as defined below), for a net cash payment of $2.15 billion made by the Reporting Persons to the Issuer and Monster, and the transfer of TCCC's worldwide energy drink business to Monster (as defined below). The Reporting Persons funded the purchase of the Common Stock with cash on hand of the Reporting Persons and assets constituting the energy drink business of TCCC, pursuant to the Transaction Agreement and Asset Transfer Agreement.

Item 4.	Purpose of the Transaction

On August 14, 2014, TCCC, ER, the Issuer, New Laser Merger Corp. ("Merger Sub") and Monster Beverage Corporation (now known as Monster Beverage 1990 Corporation) ("Monster") entered into a Transaction Agreement (the "Transaction Agreement"), under which the Issuer agreed to issue and sell to TCCC and ER, and TCCC and ER agreed to purchase from the Issuer, an amount of newly-issued shares of Common Stock (the “Shares”) representing one share less than 16.666% of total number of issued and outstanding Common Stock of the Issuer (measured on a post-issuance basis), at the closing. Pursuant to the Transaction Agreement, TCCC and ER made a net cash payment of $2.15 billion to the Issuer and Monster and transferred TCCC's worldwide energy drink business to Monster, receiving in turn, the Shares, the Issuer's non-energy drink business and certain distribution rights with respect to Monster products.

In connection with the above, Monster reorganized itself under a new holding company by merging Merger Sub into Monster, with Monster surviving as a wholly owned subsidiary of the Issuer. In the merger, each outstanding share of Monster's Common Stock was converted into one share of the Issuer's Common Stock.

The Transaction Agreement is filed as Exhibit 1 to this Statement and is incorporated herein by reference. The following description of various terms of the Transaction Agreement is qualified in its entirety by reference to the Transaction Agreement.

The purpose of the Reporting Persons' acquisition of Common Stock is for the Reporting Persons to hold an equity interest in the Issuer in connection with what the Reporting Persons anticipate will be a long-term collaborative and strategic partnership between TCCC and the Issuer, expected to accelerate growth for both companies. On August 14, 2014, in connection with the execution of the Transaction Agreement, Monster, TCCC and the Issuer entered into an Asset Transfer Agreement (the "Transfer Agreement"), pursuant to which (i) TCCC transferred ownership of its worldwide energy drink business, including NOS, Full Throttle, Burn, Mother, BU, Gladiator, Samurai, Nalu, BPM, Play and Power Play, Ultra and Relentless, to the Issuer; and (ii) the Issuer transferred its non-energy drink business, including Hansen's Natural Sodas, Peace Tea, Hubert's Lemonade and Hansen's Juice Products, to TCCC. Monster and TCCC also amended and restated their existing distribution coordination arrangements, which contemplated expanding distribution of Monster's products into additional territories pursuant to long-term commercial agreements with TCCC's network of owned or controlled bottlers/distributors and independent bottling/distribution partners.

Under the Transaction Agreement, the Reporting Persons agreed, for the period from June 12, 2015 (the "Closing Date") through the earliest of (i) the four-year anniversary of the Closing Date, (ii) the date on which the amended distribution coordination agreement entered into between Monster and TCCC related to the United States or Canada is terminated or modified such that TCCC, its subsidiaries and distributors in the TCCC distribution network would cease to have exclusive distribution rights to Monster products representing, in the aggregate, at least 50% of the dollar volume of all Monster products that are energy beverages and distributed by TCCC, its subsidiaries and the distributors in the TCCC distribution network in the territories in the U.S. and Canada covered by then-effective distribution agreements entered into by the Issuer, Monster or any of their subsidiaries (measured during the 12-month period immediately prior to such modification or termination), or (iii) a change of control of the Issuer or Monster (such period the "Lock-Up Period"), not to directly or indirectly, sell, assign, pledge, hypothecate or otherwise transfer (or enter into an obligation regarding the future sale, assignment, pledge or transfer of) any of the Shares or the Additional Shares (as defined below), other than into a tender or exchange offer made by a third party in accordance with the terms of the Transaction Agreement. Following the Lock-Up Period, (i) the Issuer will have a right of first offer with respect to any transfer of Shares or Additional Shares representing beneficial ownership of more than 1% of the then-outstanding shares of Common Stock of the Issuer in any privately negotiated sale or sales to one or more third parties during any 90-day period (excluding transfers pursuant to registered public offerings and open market sales under Rule 144 under the Securities Act), and (2) the Reporting Persons will not transfer any shares of Common Stock of the Issuer to any significant competitor of the Issuer (excluding transfers pursuant to registered public offerings and open market sales under Rule 144 under the Securities Act of 1933). Furthermore, the Reporting Persons also agreed not to enter into any derivative or lending transaction that would have the same economic effect as a sale of any shares of Common Stock of the Issuer.

Under the Transaction Agreement, the Reporting Persons further agreed that, until the fourth anniversary after the Closing Date, unless invited in writing with the approval of a majority of the Issuer's Board of Directors, the Reporting Persons will not, and will not cause or permit any of their consolidated subsidiaries to, directly or indirectly: (i) acquire, offer to acquire or agree to acquire any Issuer equity securities or convertible securities, except pursuant to certain exceptions; (ii) make any public announcement, proposal or offer or otherwise solicit or effect (A) any business combination, merger, tender offer, exchange offer or similar transaction involving the Issuer or its subsidiaries, including any change of control, (B) any restructuring, recapitalization, liquidation, dissolution or similar transaction involving the Issuer or its subsidiaries or (C) any acquisition of any of the Issuer’s or its subsidiary’s equity securities; (iii) negotiate or act in concert with, or knowingly finance, assist or encourage, any other person or entity in connection with any of the actions set forth above in clauses (i) and (ii), or otherwise form, join or participate in a group (other than a group comprised solely of the Reporting Persons and their respective subsidiaries) with respect to any equity securities in connection with any of the actions set forth in (i) and (ii); (iv) request or call or seek to call a meeting of the Issuer's stockholders, nominate any individual for election as a director of the Issuer at any meeting of the Issuer’s stockholders, submit any stockholder proposal (pursuant to Rule 14a-8 promulgated under the Exchange Act or otherwise) to seek representation on the Issuer’s Board of Directors or any other proposal to be considered by the Issuer’s stockholders, or publicly recommend that any other stockholder vote in favor of, or otherwise publicly comment favorably about, or solicit votes or proxies for, any such nomination or proposal submitted by another stockholder, or otherwise publicly seek to control or influence the Board of Directors, management or policies of the Issuer; (v) deposit any shares of voting stock of the Issuer in a voting trust or similar arrangement or subject any shares of voting stock of the Issuer to any voting agreement, pooling arrangement or similar arrangement (other than as contemplated by the Transaction Agreement); or (vi) take any action which would reasonably be expected to require the Issuer or ER or any of its affiliates to make a public announcement regarding any of the actions set forth above in clauses (i) - (v) above (clauses (i) - (vi), collectively, the “Standstill Restrictions”).

If the Issuer or Monster determines to explore a possible process for a sale transaction that would, if consummated, constitute a change of control, and the Issuer notifies the Reporting Persons of such process and allows the Reporting Persons to participate therein, on the terms and conditions thereof, the Standstill Restrictions will not apply solely for such purpose. In addition, the Standstill Restrictions will not apply solely to the extent necessary to facilitate a public or private offer by ER or its affiliates to acquire directly or indirectly at least a majority of the outstanding shares of Common Stock of the Issuer or all or substantially all of the Issuer's assets if: (i) the Issuer or Monster enters into a binding definitive agreement with any third party providing for a change of control; (ii) any person or entity or group (other than ER or any of its affiliates) acquires beneficial ownership of more than 35% of the outstanding the Common Stock of the Issuer; (iii) any bona fide acquiror makes a public or non-public offer or proposal to the Issuer which, if fully subscribed, would result in such acquiror acquiring beneficial ownership of more than 35% of the outstanding Common Stock of the Issuer, or publicly announces a proposal to effect or an intention to engage in a transaction involving a change of control of the Issuer and, following such proposal, the Issuer, Monster or their representatives provide material non-public information to any such acquiror or its representatives or engage in substantive negotiations with such acquiror or its representatives; or (iv) any bona fide acquiror publicly announces a tender or exchange offer for more than 35% of the outstanding Common Stock of the Issuer and files a tender offer statement under Section 14(d)(1) or 13(e)(1) of the Exchange Act.

The Reporting Persons and their affiliates may submit to the Issuer's chairman of the board or chief executive officer confidential proposals for a potential transaction, including a change of control transaction, relating to the Issuer or Monster, as long as the proposals are made in a manner that would not reasonably be expected to require the Issuer or Monster to make a public announcement regarding the proposals. Prior to submission of such a written proposal during the four-year period following the Closing Date relating to any change of control transaction, TCCC or its affiliates will advise the Issuer of its intention and refrain from submitting such proposal if affirmatively so requested by the Issuer, based on action by the Issuer's Board of Directors.

Notwithstanding the Standstill Restrictions, the Reporting Persons and their consolidated subsidiaries will be entitled to purchase additional shares of Common Stock of the Issuer (the “Additional Shares”) following the closing in open market or privately registered transactions as long as, when taken together with all other shares of Common Stock of the Issuer beneficially owned by the Reporting Persons and their consolidated subsidiaries at the time such transaction is consummated, such purchase will not result in the Reporting Persons and their consolidated subsidiaries being the beneficial owner of more than 25% of the total number of shares of Common Stock of the Issuer outstanding at such time.

At the closing, the number of members of the Issuer's Board of Directors was increased by two, and the Issuer appointed two new individuals to the Board of Directors who were designated by TCCC, subject to the requirements that (i) such individuals be reasonably acceptable to the Issuer and qualified and suitable to serve as members of the Board of Directors under all applicable policies and requirements and (ii) one of such individuals be an "independent director" (as defined in Nasdaq Listing Rule 5602(a)(2)) who is not employed by TCCC or any of its affiliates and the other individual be an executive officer of TCCC, in each case, as determined in good faith by the Board of Directors. From the closing until the earlier of (i) 36 months after the closing and (ii) the first date on which ER has beneficial ownership of at least 20% of the aggregate shares of Common Stock of the Issuer then outstanding (the "Initial Period"), ER will have the right to designate to the Issuer's Board of Directors a number of individuals who satisfy the director requirements described above equal to the greater of (i) two or (ii) 20% the size of the Issuer's Board of Directors at any time (rounded up to the next whole number). After the Initial Period, for so long as ER has ownership of at least 10% of the aggregate shares of Common Stock of the Issuer then outstanding, ER shall have the right to designate for election to the Board of Directors one individual who satisfies the director requirements described above.

The Reporting Persons each agreed that it will, and will cause its controlled affiliates to, prior to the occurrence of a Management Triggering Event (as defined below), vote all of the shares of Common Stock that the Reporting Persons collectively beneficially own in excess of 20% of the total outstanding shares of Common Stock in the same proportion as all shares of Common Stock not beneficially owned by Reporting Persons with respect to any proposals to approve a transaction with a third party that would result in a change of control of the Issuer on which the Reporting Persons are entitled to vote. ER also agreed to waive any appraisal or dissenters' rights in connection with any such transactions that would result in a change of control of the Issuer. In addition, for as long as the Reporting Persons beneficially own at least 5% of the aggregate number of shares of Common Stock then-outstanding and prior to the occurrence of a change of control of the Issuer or Monster or a Management Triggering Event: (i) the Reporting Persons will vote in favor of all director nominees recommended by the Issuer's Board of Directors or, if requested by the Issuer, in the same proportion as all shares of Common Stock not beneficially owned by the Reporting Persons, other than with respect to the nominees designated by the Reporting Persons in accordance with the Transaction Agreement; and (ii) the Reporting Persons will also use their commercially reasonable efforts to be present, in person or by proxy, at all meetings of shareholders of the Issuer, so that all such shares may be counted for purposes of determining the presence of a quorum at all meetings of holders of shares of Common Stock of the Issuer.

For purposes of the Transaction Agreement, "Management Triggering Event" means the occurrence of either (i) the chairman/chief executive officer and the president/chief operating officer of

Monster as of the date of the Transaction Agreement collectively beneficially owning less than 750,000 Common Stock of the Issuer or (2) any date as of which neither the chairman/chief executive officer of Monster nor the president/chief operating officer of Monster, each as of the date of the Transaction Agreement, is then serving in a senior executive leadership position or as chairman of the Issuer's Board of Directors.

Under the Transaction Agreement, the Issuer granted the Reporting Persons certain preemptive rights, where, in the event that the Reporting Persons beneficially own at least 20% of the aggregate number of shares of Common Stock of the Issuer then-outstanding, if the Issuer engages in any transaction involving the direct or indirect sale or issuance by the Issuer of equity securities (subject to customary exceptions) and such sale or issuance would cause the Reporting Persons to beneficially own less than 20% of the aggregate number of shares of Common Stock outstanding immediately following such sale or issuance, the Reporting Persons will be afforded the opportunity to acquire from the Issuer, for the same price and on the same terms as such equity securities are offered, up to an amount necessary to enable the Reporting Persons to own 20% of the aggregate number of shares of Common Stock outstanding immediately following such sale or issuance.

As stockholders of the Issuer, the Reporting Persons expect that they will continuously monitor their investment in the Issuer. The Reporting Persons will, from time to time, review their investment in the shares of Common Stock and, to the extent permitted by the Transaction Agreement, may determine to acquire additional shares of Common Stock or to sell shares of Common Stock. In addition, subject to the provisions of the Transaction Agreement, the Reporting Persons from time to time may consider, evaluate and propose other possible transactions involving the Issuer or its subsidiaries.

Except as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)−(b)  The Reporting Persons beneficially own the 34,040,534 shares of Common Stock that the Issuer issued and sold to the Reporting Persons pursuant to the Transaction Agreement. On June 12, 2015, the Issuer informed the Reporting Persons that there were 204,251,380 shares of Common Stock of the Issuer issued and outstanding as of June 12, 2015, after giving effect to the issuance of the Shares to the Reporting Persons pursuant to the Transaction Agreement. The number of shares issued to the Reporting Persons represents one share less than 16.666% of total number of issued and outstanding shares of Common Stock of the Issuer on June 12, 2015, pursuant to the Transaction Agreement. To the best of the Reporting Persons' knowledge, none of the persons named in Schedule A beneficially owns any Common Stock of the Issuer.

(c)  The 34,040,534 shares of Common Stock of the Issuer were acquired by the Reporting Persons on June 12, 2015, along with the Issuer's non-energy drink business and certain distribution rights with respect to Monster products, pursuant to the Transaction Agreement and Asset Transfer Agreement, for a net cash payment of $2.15 billion made to the Issuer and Monster by the Reporting Persons and the transfer of TCCC's worldwide energy drink business to Monster.  Except as specifically set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A has effected any transaction in the Common Stock during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As more fully described in Item 4 above, the Reporting Persons and the Issuer are parties to the Transaction Agreement. Except as described herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material To Be Filed as Exhibits.

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit Number	Description of Exhibit

Exhibit 1
Transaction Agreement, dated as of August 14, 2014, between the Issuer, Monster Beverage Corporation, New Laser Merger Corp., The Coca-Cola Company and European Refreshments (incorporated by reference from Exhibit 2.1 to the Form S-4/A filed by New Laser Corporation and dated May 4, 2015, File No. 333-201839).

Exhibit 2
Amendment to the Transaction Agreement and Asset Transfer Agreement, dated as of May 4, 2015, by and among Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp., The Coca-Cola Company and European Refreshments (incorporated by reference from Exhibit 2.3 to the Form S-4/A filed by New Laser Corporation and dated May 5, 2015, File No. 333-201839).

Exhibit 3	Joint Filing Agreement, dated June 22, 2015, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

Dated: June 22, 2015	By:	/s/ Kathy N. Waller
		Name:	Kathy N. Waller
		Title:	Chief Financial Officer

EUROPEAN REFRESHMENTS

Dated: June 22, 2015	By:	/s/ Una Sheils
		Name:	Una Sheils
		Title:	Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE COCA-COLA COMPANY AND EUROPEAN REFRESHMENTS

Set forth below is the name, business address and present occupation or employment of each director and executive officer of The Coca-Cola Company ("TCCC") and European Refreshments ("ER"). Except as indicated below, each such person is a citizen of the United States. None of the directors or executive officers named below beneficially owns any Common Stock of Monster Beverage Corporation. (formerly known as New Laser Corporation). Directors of TCCC or ER who are also executive officers of TCCC or ER are indicated by an asterisk. Except as indicated below, the business address of each director and executive officer of TCCC is One Coca-Cola Plaza, Atlanta, Georgia 30313 and of each director of ER is either One Coca-Cola Plaza, Atlanta, Georgia 30313 or Southgate, Dublin Road, Drogheda, County Meath, Ireland.

DIRECTORS OF THE COCA-COLA COMPANY

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Muhtar Kent*	Chairman of the Board of Directors, President and Chief Executive Officer of The Coca-Cola Company
Herbert A. Allen	President, Chief Executive Officer and a Director of Allen & Company Incorporated, a privately held investment firm	Allen & Company Incorporated 711 Fifth Avenue New York, NY 10022
Ronald W. Allen	Former Chairman of the Board of Directors, President and Chief Executive Officer of Aaron's, Inc.	c/o Aaron's, Inc. 309 East Paces Ferry Road Suite 1100 Atlanta, GA 30305
Marc Bolland	Chief Executive Officer and Director, Marks & Spencer Group plc, an international multi-channel retailer Mr. Bolland is a citizen of The Netherlands.	Marks & Spencer Group plc Waterside House 35 North Wharf Road London W2 1NW
Ana Botín
Executive Chairman and a Director of Banco Santander, S.A., a global multinational bank, and a Director of Santander UK plc, a leading financial services provider in the United Kingdom and subsidiary of Banco Santander S.A.

Ms. Botín is a citizen of Spain.
Santander UK plc 2 Triton Square Regent’s Place London NW1 3AN United Kingdom
Howard G. Buffett
President of Buffett Farms, a commercial farming operation, and  Chairman and Chief Executive Officer of the Howard G. Buffett Foundation, a private foundation supporting humanitarian initiatives focused on food and water security, conservation and conflict management
Howard G. Buffett Foundation 145 North Merchant Street Decatur, IL 62523

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Richard M. Daley	Executive Chairman of Tur Partners LLC, an investment and advisory firm focused on sustainable solutions within the urban environment	Tur Partners LLC 900 N. Michigan Avenue Suite 1720 Chicago, IL 60611
Barry Diller	Chairman of the Board of Directors and Senior Executive of IAC/InterActiveCorp, a leading media and internet company	IAC/InterActiveCorp 555 West 18th Street New York, New York 10011
Helene D. Gayle	President and Chief Executive Officer of CARE USA, a leading international humanitarian organization.	CARE USA 151 Ellis Street, NE Atlanta, GA 30303
Evan G. Greenberg	Chairman and Chief Executive Officer of ACE Limited, the parent company of the ACE Group of Companies, a global insurance and reinsurance company	ACE Group 1133 Avenue of the Americas 45th Floor New York, NY 10036
Alexis M. Herman	Chair and Chief Executive Officer of New Ventures, LLC, a corporate consulting company	New Ventures, Inc. 633 Pennsylvania Avenue NW 3rd Floor Washington, D.C. 20004
Robert A. Kotick	President, Chief Executive Officer and a Director of Activision Blizzard, Inc. an interactive entertainment software company	Activision Blizzard, Inc. 3100 Ocean Park Boulevard Santa Monica, CA 90405
Maria Elena Lagomasino	Chief Executive Officer and Managing Partner of WE Family Offices, a multi-family office serving global high net worth families	Rockefeller Center 1270 Avenue of the Americas Suite 2101 New York, NY 10020
Sam Nunn	Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative, a nonprofit organization working to reduce the global threats from nuclear, biological and chemical weapons	The Sam Nunn School of International Affairs Georgia Institute of Technology 781 Marietta Street, NW Atlanta, Georgia 30318
David B. Weinberg	Chairman of the Board and Chief Executive Officer of Judd Enterprises, Inc., a private investment management office with diverse interests in a variety of asset classes.	Judd Enterprises, Inc. 401 N. Michigan Ave #3050 Chicago, IL 60611

EXECUTIVE OFFICERS OF THE COCA-COLA COMPANY

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Muhtar Kent	Chairman of the Board of Directors, President and Chief Executive Officer of The Coca-Cola Company
Ahmet C. Bozer	Executive Vice President of The Coca-Cola Company and President of Coca-Cola International
Alexander B. Cummings, Jr.	Executive Vice President and Chief Administrative Officer of The Coca-Cola Company
Marcos de Quinto	Executive Vice President and Chief Marketing Officer of the Coca-Cola Company Mr. de Quinto is a citizen of Spain.
J. Alexander M. Douglas, Jr.	Executive Vice President and of The Coca-Cola Company and President of Coca-Cola North America
Ceree Eberly	Senior Vice President and Chief People Officer of The Coca-Cola Company
Irial Finan	Executive Vice President of The Coca-Cola Company and President, Bottling Investments and Supply Chain Mr. Finan is a citizen of Ireland.
Bernhard Goepelt	Senior Vice President, and General Counsel and Chief Legal Counsel of The Coca-Cola Company Mr. Goepelt is a citizen of Germany.
Julie Hamilton	Vice President and Chief Customer and Commercial Leadership Officer of The Coca-Cola Company
Brent Hastie	Vice President of The Coca-Cola Company, Strategy and Planning
Ed Hays, PhD	Senior Vice President and Chief Technical Officer of The Coca-Cola Company
Nathan Kalumbu	President of the Eurasia and Africa Group of The Coca-Cola Company Mr. Kalumbu is a citizen of Zimbabwe.
James Quincey	President of the Europe Group of The Coca-Cola Company Mr. Quincey is a citizen of the United Kingdom.
Atul Singh	President of the Asia Pacific Group of The Coca-Cola Company
Brian Smith	President of the Latin America Group of The Coca-Cola Company
Clyde C. Tuggle	Senior Vice President and Chief Public Affairs and Communications Officer of The Coca-Cola Company
Kathy N. Waller	Executive Vice President and Chief Financial Officer of The Coca-Cola Company

DIRECTORS OF EUROPEAN REFRESHMENTS

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Ann McKenna	Financial Controller, European Refreshments Ms. McKenna is a citizen of Ireland
Una Sheils	GFO Group Entities Controller, European Refreshments Ms. Sheils is a citizen of Ireland
Bob Jordan	Vice President and General Tax Counsel`, The Coca-Cola Company
Marie Quintero-Johnson	Vice President and Director of Mergers & Acquisitions, The Coca-Cola Company
Jack Gogarty	Process Optimisation Director, European Refreshments Mr. Gogarty is a citizen of Ireland
Gerry Leydon	Customer Relationship Director, European Refreshments Mr. Leydon is a citizen of Ireland
Miriam Doyle	Director and Company Secretary, European Refreshments Ms. Doyle is a citizen of Ireland

EXECUTIVE OFFICERS OF EUROPEAN REFRESHMENTS1

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Anna McKenna	Financial Controller, European Refreshments Ms. McKenna is a citizen of Ireland
Una Sheils	GFO Group Entities Controller, European Refreshments Ms. Sheils is a citizen of Ireland
Bob Jordan	Vice President and General Tax Counsel`, The Coca-Cola Company
Marie Quintero-Johnson	Vice President and Director of Mergers & Acquisitions, The Coca-Cola Company
Jack Gogarty	Process Optimisation Director, European Refreshments Mr. Gogarty is a citizen of Ireland
Gerry Leydon	Customer Relationship Director, European Refreshments Mr. Leydon is a citizen of Ireland
Miriam Doyle	Director and Company Secretary, European Refreshments Ms. Doyle is a citizen of Ireland

1	The officers of the Company are its directors, along with the company secretary (who does not have powers of management).